

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 7, 2009

Via U.S. Mail and Fax (703-750-1158)
Mr. Ronald Zilkowski
Chief Financial Officer, Treasurer and Corporate Secretary
Cuisine Solutions, Inc.
85 S. Bragg Street, Suite 600
Alexandria, VA 22312

> **Re: Cuisine Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2008**
> **Filed September 17, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 13, 2008**
> **Filed January 22, 2009**
> **File No. 001-32439**

Dear Mr. Zilkowski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief